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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2012	2011	2010	2009	2008
Income before income taxes(1)	$21,914	$21,012	$19,737	$18,159	$16,742
Add:
Fixed charges, excluding capitalized interest	1,593	1,576	1,499	1,667	2,021

Income as adjusted before income taxes	$23,507	$22,588	$21,236	$19,826	$18,763

Fixed charges:
Interest expense	$1,004	$964	$923	$1,108	$1,461
Capitalized interest	18	9	5	13	15
Portion of rental expense representative of interest	589	612	576	559	560

Total fixed charges	$1,611	$1,585	$1,504	$1,680	$2,036

Ratio of income to fixed charges	14.6	14.3	14.1	11.8	9.2

(1)
Income before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)